# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XCel Brands, Inc., CIK 0001083220
CUSIP: 98400M200
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1333 Broadway, 10th Floor, New York, New York (NY), 10018
Date of event which requires filing of this statement: 08/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001418746

## Reporting persons
- Potomac Capital Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 315,299; shared voting power 0; sole dispositive power 315,299; shared dispositive power 0; aggregate amount beneficially owned 315,299 (6.6% of the class)
- Paul J. Solit: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 316,249; shared voting power 0; sole dispositive power 316,249; shared dispositive power 0; aggregate amount beneficially owned 316,249 (6.6% of the class)
- Potomac Capital Management V LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 315,299; shared voting power 0; sole dispositive power 315,299; shared dispositive power 0; aggregate amount beneficially owned 315,299 (6.6% of the class)
  Comment: limited liability company
- Potomac Capital Partners V, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 315,299; shared voting power 0; sole dispositive power 315,299; shared dispositive power 0; aggregate amount beneficially owned 315,299 (6.6% of the class)

## Item 1. Issuer
Name of issuer: XCel Brands, Inc.
Address of issuer's principal executive offices: 1333 Broadway, 10th Floor, New York, NY 10018

## Item 2. Person Filing
Name of person filing: This statement (this "Statement") is being filed by: (1) Paul J. Solit; (2) Potomac Capital Management Inc., a New York corporation (the "Investment Manager"); (3) Potomac Capital Management V LLC, a Delaware limited liability company (the "General Partner"); and (4) Potomac Capital Partners V, LP, a Delaware limited partnership (the "Fund") (all of the foregoing, collectively, the "Reporting Persons"). The Fund is a private investment vehicle. The Investment Manager is the investment manager of the Fund. The General Partner is the general partner of the Fund. Mr. Solit is the principal and controlling person of the Investment Manager and the General Partner. Mr. Solit, the Investment Manager and the General Partner may be deemed to beneficially own the shares of Common Stock owned directly by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares beneficially owned directly by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 360 East 89th Street, Apt 8B, New York, NY, 10128
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on August 1, 2025, the Date of Event which requires the filing of this Schedule 13G. The shares of Common Stock reported include 315,299 shares held directly by the Fund and an additional 950 shares held in accounts in the names of Mr. Solit's children
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on 4,762,360 shares of Common Stock outstanding as of August 1, 2025, as reported by the Issuer in its Prospectus filed with the SEC on August 1, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Potomac Capital Management, Inc.: /s/ Paul J. Solit, Paul J. Solit / Authorized Signatory (09/02/2025)
- Paul J. Solit: /s/ Paul J. Solit, N/A (09/02/2025)
- Potomac Capital Management V LLC: /s/ Paul J. Solit, Paul J. Solit / Authorized Signatory (09/02/2025)
- Potomac Capital Partners V, LP: /s/ Paul J. Solit, Paul J. Solit / Authorized Signatory (09/02/2025)